Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our audit report dated May 14, 2025, relating to the consolidated financial statements of Patria Investments Limited and the effectiveness of Patria Investments Limited 's internal control over financial reporting appearing in the Form 20-F, as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024.

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda. Sao Paulo, Brazil February 27, 2026

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